October 11, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Attn: Irene Barberena-Meissner, Staff Attorney;

Loan Lauren Nguyen, Legal Branch Chief

100 F. Street, NE

Washington, D.C. 20549

Re:	Comment letter dated September 28, 2022
Perpetua Resources Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 1, 2022
File No. 333-266071

Ladies and Gentlemen:

Perpetua Resources Corp. (the “Company”) is in receipt of the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2022 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-266071 (the “Registration Statement”), filed with the Commission on September 1, 2022. For efficiency and to avoid multiple amendments of the filing, the Company proposes to resolve in full the comments in your letter before amending such filing, which the Company will make as soon as practicable.

For convenience, the Staff’s comment is reproduced below, with the Company’s response set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-3

Description of Debt Securities

No Personal Liability, Page 21

We note your response to prior comment 1 and your proposed revisions. While you state that Section 1409 shall not be construed as a waiver or release of any claims that may be brought under U.S. federal securities laws, you also state that it “may not be effective to waive or release liabilities thereunder.” Please revise your registration statement to clarify and disclose whether the provision applies to claims under U.S. federal securities laws. The proposed revisions appear to suggest that this provision applies to claims under U.S. federal securities laws.

In response to the Staff’s comment, the Company proposes to revise the language in Section 1409 of the indenture and on page 21 of the prospectus as follows in Amendment No. 2 to the Registration Statement on Form S-3. For the Staff’s convenience, we have included the existing language in each of these sections for context.

Indenture, Section 1409

No Personal Liability of Directors, Officers, Employees and Stockholders. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company, respectively, under the Securities or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Securities by accepting a Security waives and releases all such liability and claims. The waiver and release are part of the consideration for issuance of the Securities. This Section 1409 shall not apply to any claims under the U.S. federal securities laws. ~~This Section 1409 shall not be construed as a waiver or release of any claims that may be brought under U.S. federal securities laws and may not be effective to waive or release liabilities thereunder.~~

Prospectus, page 21:

No Personal Liability

No past, present or future director, officer, employee, incorporator, member, manager, partner (whether general or limited), or shareholder of the Company, as such, will have any liability for any obligations of us under the debt securities or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability and claims. The waiver and release are part of the consideration for issuance of the debt securities. This provision does not apply to any claims under the U.S. federal securities laws. ~~This waiver and release is not a waiver or release of any claims that may be brought under U.S. federal securities laws and may not be effective to waive or release liabilities thereunder.~~

*      *      *      *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Shelley A. Barber or Scott D. Rubinsky, each of Vinson & Elkins L.L.P., at (212) 237-0022 and (713) 758-3287, respectively.

Sincerely,

/s/ Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.

Enclosures

cc:

Shelley A. Barber, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.